UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 04 )*

Ultratech Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904034105

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  605 Third Ave, 21st floor  New York,  NY  10159  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
2,024,299

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
2,028,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,028,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.59%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neubeger Berman Fixed Income Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
2,024,299

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
2,028,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,028,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.59%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
2,024,299

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
2,028,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,028,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.59%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
488,119

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
488,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
488,319

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.83%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.37%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amit Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.0056%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James McAree

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.0486%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 4 on Schedule 13D relates is the common stock (the “Securities”) of Ultratech Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 3050 Zanker Road, San Jose, California 95134.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 11, 2015, as amended by Amendments Nos. 1, 2 and 3(as defined below) to Schedule 13D filed by the Reporting Persons with the SEC on October 1, 2015, March 9, 2016, and April 22, 2016, respectively (the “Amendments”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 4 amends Item 2, Item 3, Item 4, Item 5, and Item 7 as follows:

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Fixed Income Holdings LLC (“NBFI Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), Neuberger Berman LLC (“NB LLC”), Benjamin Nahum, Amit Solomon and James McAree (NB Group, NBFI Holdings, NBIA, NB LLC, Mr. Nahum, Mr. Solomon and Mr. McAree collectively, the “Reporting Persons”).

(b)
The business address for each of the Reporting Persons other than NBIA is 605 Third Avenue, New York, New York 10158. The principal place of business for NBIA is 190 LaSalle Street, Chicago, Illinois 60603. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 605 Third Avenue, New York, New York 10158.

(c)
Each of NB Group, NBFI Holdings, NBIA and NB LLC is a Delaware limited liability company.

Mr. Nahum is a portfolio manager and managing director of NBIA and NB LLC.

Mr. Solomon is a portfolio manager and managing director of NBIA and NBLLC.

Mr. McAree is a portfolio manager and senior vice president of NBIA and NBLLC.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBFI Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA, the parent company of NB LLC and NB Management (as defined below), is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”).

NB LLC, an indirect subsidiary of NB Group, is an RIA and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an RIA, NB LLC provides discretionary investment advisory services to private investors.

As the result of a legal entity reorganization, effective January 1, 2016 (the “Reorganization”), NBIA succeeded to the investment advisory contracts relating to Mutual Funds that previously were entered into by Neuberger Berman Management LLC, a Delaware Limited Liability company (“NB Management”). NBIA LLC also succeeded to certain of NB LLC’s contracts with Institutions. Due to the Reorganization, for purposes of disclosure in the remainder of this Amendment all references to NB Management will be replaced with NBIA, unless the context otherwise requires.

NBIA and NB LLC may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Other than with respect to 200 shares of the Issuer held in a proprietary account of NB LLC, this report is not an admission that any of the Neuberger entities are the beneficial owner of the Securities and each of NB Group, NBFI Holdings, NBIA and NB LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Executive Vice President, Secretary and Chief Administrative Officer
Andrew Komaroff, Executive Vice President and Chief Operating Officer
William Arnold, Executive Vice President and Chief Financial Officer
Jacques Lilly, Executive Vice President and Head of Corporate Development

Neuberger Berman Fixed Income Holdings LLC

Andrew Komaroff, President and Chief Executive Officer
Heather Zuckerman, Executive Vice President
William Arnold, Executive Vice President and Chief Financial Officer
James Dempsey, Senior Vice President and Treasurer

Neuberger Berman Investment Advisers LLC

Joseph Amato, President – Equities and Chief Investment Officer – Equities
Robert Conti, President – Mutual Funds
Bradley Tank, President – Fixed Income and Chief Investment Officer
Robert Eason, Chief Operating Officer – Fixed Income and Managing Director
Brian Kerrane, Chief Operating Officer – Mutual Funds and Managing Director
Lawrence Kohn, Chief Operating Officer – Equities and Managing Director
Brad Cetron, Managing Director and Chief Compliance Officer
Chamaine Williams, Senior Vice President and Chief Compliance Officer – Mutual Funds
James Dempsey, Chief Financial Officer, Treasurer and Senior Vice President

Neuberger Berman LLC

Joseph Amato, President, Chief Executive Officer and Chief Investment Officer – Equities
Bradley Tank, Managing Director and Chief Investment Officer - Fixed Income
Brad Cetron, Managing Director and Chief Compliance Officer
James Dempsey, Chief Financial Officer, Senior Vice President and Treasurer

(d)	None of the individuals referenced above has been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above has been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment advisers, NBIA and NB LLC used an aggregate of approximately $26,257,794.64 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. NB LLC used approximately $4300 of its own funds to acquire securities reported in Item 5 as beneficially owned by it, and for certain securities owned by it as a holder of record. Mr. Nahum, Mr. Solomon and Mr. McAree used an aggregate of approximately $1,927,875.34 of personal funds to purchase the Securities reported as beneficially owned by each of them in Item 5.

Item 4.	Purpose of Transaction

Through December 31, 2015, the Securities reported as beneficially owned in Item 5 were purchased in the ordinary course of business for investment purposes by NB LLC and NB Management, each in its capacity as an RIA on behalf of its respective investment advisory clients. As of January 1, 2016, NBIA made purchases for Mutual Funds and Institutions and NB LLC continued to make purchases for its private investor clients. NB LLC also purchased 200 shares for its own account. On August 4, 2015, NB Management, on behalf of certain of its affiliates and itself, sent a letter (the “First Letter”) to Arthur Zafiropoulo, the Issuer’s Chairman, Chief Executive Officer and President (copies of which were also sent to each of the Issuer’s directors) regarding the Issuer’s failure to create shareholder value, certain compensation practices with respect to the Issuer’s stock plans, significant dilution of shareholders and what appears to be a lack of alignment of the Issuer’s management with its shareholders. (The Foregoing description of the First Letter is qualified in its entirety by reference to the full text of the First Letter, a copy of which is attached to the Original Schedule 13D.) After the First Letter was sent, NB Management had a meeting with Mr. Zafiropoulo and Rick Timmins, the lead independent director of the Issuer. On September 28, 2015, NB Management sent another letter (the “Second Letter”) to Mr. Zafiropoulo reiterating its concerns and noting the lack of urgency by the Board in addressing the First Letter. (The foregoing description of the Second Letter is qualified in its entirety by reference to the full text of the Second Letter, a copy of which is attached to Amendment 1 to the Original Schedule 13D as filed on October 1, 2015 (“Amendment 1”).) NBIA had a second meeting with Mr. Zafiropoulo in January 2016. In a press release disseminated on February 4, 2016, the Issuer announced its results for fiscal year 2015, and stated that it was in the process of identifying candidates to replace one or more members of or to augment its Board of Directors. On March 4, 2016, NBIA sent a letter to Mr. Zafiropoulo and Mr. Timmins (the “Third Letter”) stating its continued concerns regarding governance and the Board’s ability to address other matters the Issuer faces. (The foregoing description of the Third Letter is qualified in its entirety by reference to the full text of the Third Letter, a copy of which is attached to Amendment 2 to the Original Schedule 13D as filed on March 9, 2016 (“Amendment 2”).) Moreover, in the Third Letter NBIA provided the names and biographies of two potential director candidates who, in its opinion, each has multiple qualifications that would strengthen the Issuer’s Board.

On April 22, 2016, NB LLC submitted a nomination notice to the Issuer (“Nomination Notice”) nominating two individuals, Dr. Ronald Black and Ms. Beatriz V. Infante (the “Nominees”) (the biographies of whom are attached to the Third Letter) for election to the Issuer’s Board of Directors at the 2016 annual meeting of the stockholders of the Issuer (“Annual Meeting”). The Nomination Notice discloses the Reporting Person’s intent to solicit proxies from the stockholders of the Issuer to elect the Nominees. (The foregoing description of the Nomination Notice is qualified in its entirety by reference to the full text of the Nomination Notice, a copy of which is attached to Amendment 3 to the Original Schedule 13D as filed on April 22, 2013 (“Amendment 3”).)

Notwithstanding the Issuer’s proxy statement indicating that Joel Gemunder will not stand for reelection as a director and Paramesh Gopi will be seeking election in his place, the Reporting Persons still believe that the Issuer will be best served if their candidates, Ms. Beatriz Infante and Dr. Ronald Black, are elected as members of the Issuer’s board of directors. Therefore, on June 13, 2016, the Reporting Persons filed a definitive proxy statement in connection with the solicitation of proxies from stockholders of the Issuer for the election of Ms. Infante and Dr. Black (the “Solicitation”).

On June 13, 2016, the Reporting Persons issued a press release relating to the Solicitation (the “Initial Press Release”), disseminated a letter to stockholders relating to the Solicitation (the “Initial Letter”) and made a web site available to the public with respect to the Solicitation (the “Web Site”). Copies of the Initial Press Release, Initial Letter and the Web Site contents were filed with the SEC as Additional Solicitation Materials and are respectively referred to in Item 7 as Exhibits 99.11, 99.12 and 99.13 hereto and incorporated herein by reference.

The Reporting Persons intend to communicate with other stockholders of the Issuer in connection with their solicitation of proxies for use at the Issuer's 2016 Annual Meeting of Stockholders. Although the Reporting Persons may take actions that would be deemed as having the purpose or effect of changing or influencing control of the Issuer, none of the Reporting Persons intends to seek control of the Issuer or to participate in the day-to-day management of the Issuer. Depending on future market conditions, NBIA and NB LLC, in their capacities as RIAs, may purchase additional Securities and sell Securities on behalf of their investment advisory clients; and, Messrs. Nahum. Solomon and McAree also may purchase additional Securities and sell Securities for their personal accounts.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	See the description of the purpose of this transaction in this Item 4.

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Amendment 4 relates is 2,028,279 shares, representing 7. 59% of the 26,728, 368 common shares reported outstanding on May 25, 2016 (the “Record Date”) in the Issuer’s Proxy Statement dated June 9, 2016. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding:

NBIA 2,028,279/ 7.59%

NB LLC 488,319 / 1.83%

Mr. Nahum 100,000 / 0.37%

Mr. Solomon 1,500 / 0.0056%

Mr. McAree 13,000 / 0.0486%

Due to NB Group’s and NBFI Holdings’ indirect and direct ownership of NBIA and NB LLC, each of NB Group and NBFI Holdings is deemed to beneficially own the Securities beneficially owned by NBIA and NB LLC. Due to the Reorganization, NB Management no longer has beneficial ownership in any of the Securities.

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 2,024,299 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 3,780 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

NB LLC has been granted discretionary voting and dispositive power with respect to 488,119 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities NB LLC shares voting and dispositive power with its clients in whose accounts the Securities are held. NB LLC has sole voting and dispositive power with respect to 200 of the Securities.

Mr. Nahum has sole voting and dispositive power with respect to the 100,000 of the Securities reported herein as being beneficially owned by him.

Mr. Solomon has sole voting and dispositive power with respect to the 1,500 of the Securities reported herein as being beneficially owned by him.

Mr. McAree has sole voting and dispositive power with respect to the 13,000 of the Securities reported herein as being beneficially owned by him.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Exhibit 99.14

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits filed herewith or incorporated by reference:

99.1 Schedule 1to the Original Schedule 13D (Letter dated August 4, 2015, addressed to Arthur Zafiropoulo, Chairman and Chief Executive Officer of the Issuer).*

99.2 Schedule 2 to the Original Schedule 13D (Transactions effected in the Issuer's Securities during the 60 days immediately preceding the filing of the Original Schedule 13D).*

99.3 Schedule 3 to the Original Schedule 13D (Joint Filing Agreement among the then Reporting Persons).*

99.4 Schedule 1 to Amendment 1 (Letter dated September 28, 2015, addressed to Arthur Zafiropoulo, Chairman and Chief Executive Officer of the Issuer).*

99.5 Schedule 2 to Amendment 1 (Transactions effected in the Issuer’s Securities from the date of the filing of the Original Schedule 13D through September 28, 2015).*

99.6 Schedule 1 to Amendment 2 (Letter dated March 4, 2016, addressed to Arthur Zafiropoulo, Chairman and Chief Executive Officer of the Issuer and Rick Timmins, Lead Independent Director of the Issuer).*

99.7 Schedule 2 to Amendment 2 (Transactions effected in the Issuer’s Securities from September 28, 2015 through March 4, 2015).*

99.8 Schedule 3 to Amendment 2 (Joint Filing Agreement among the then Reporting Persons).*

99.9 Schedule 1 to Amendment 3 (Nomination Notice dated April 21, 2016).*

99.10 Schedule 2 to Amendment 3 (Transactions effected in the Issuer’s Securities from the date of the filing of Amendment 3 through April 19, 2016.)*

99.11 Additional Solicitation Materials - Initial Press Release issued and filed with the SEC on June 13, 2016.*

99.12 Additional Solicitation Materials - Initial Letter disseminated to stockholders issued and filed with the SEC on June 13, 2016*

99.13 Additional Solicitation Materials - Copies of the content of the Web Site made available to the public and filed with the SEC as on June 13, 2016.*

99.14 Transactions effected in the Issuer's Securities from the date of the filing of Amendment 4 through June 10, 2016.

99.15 Joint Filing Agreement by and among Neuberger Berman Group LLC, Neuberger Berman Fixed Income Holdings LLC, Neuberger Berman Investment Advisers LLC, Neuberger Berman LLC, Benjamin Nahum, Amit Solomon and James McAree.

*Incorporated by Reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

June 15, 2016	By:	/s/ Joseph Amato
President

Neuberger Berman Fixed Income Holdings LLC

June 15, 2016	By:	/s/ Heather Zuckerman
Executive Vice President

Neuberger Berman Investment Advisers LLC

June 15, 2016	By:	/s/ Joseph Amato
President - Equities

Neuberger Berman LLC

June 15, 2016	By:	/s/ Joseph Amato
President & Cheif Executive Officer

Benjamin Nahum

June 15, 2016	By:	/s/ Benjamin Nahum

Amit Solomon

June 15, 2016	By:	/s/ Amit Solomon

James McAree

June 15, 2016	By:	/s/ James McAree

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)